									EXHIBIT 12.1
The PNC Financial Services Group, Inc. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (1)

			Year Ended December 31
	Nine Months Ended
Dollars in millions	September 30, 2017		2016		2015		2014		2013		2012
Earnings
Pretax income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or income or loss from equity investees	$3,910		$4,642		$4,860		$4,993		$5,148		$3,594
Add:
Distributed income of equity investees	264		324		310		275		242		216
Fixed charges excluding interest on deposits	901		978		796		734		664		853
Less:
Noncontrolling interests in pretax income of subsidiaries that have not incurred fixed charges	43		84		93		96		112		137
Interest capitalized					1		1
Earnings excluding interest on deposits	5,032		5,860		5,872		5,905		5,942		4,526
Interest on deposits	433		430		403		325		344		386
Total earnings	$5,465		$6,290		$6,275		$6,230		$6,286		$4,912
Fixed charges
Interest on borrowed funds	$792		$830		$640		$581		$516		$696
Interest component of rentals	108		147		153		152		148		145
Amortization of notes and debentures	1		1		2						12
Interest capitalized					1		1
Fixed charges excluding interest on deposits	901		978		796		734		664		853
Interest on deposits	433		430		403		325		344		386
Total fixed charges	$1,334		$1,408		$1,199		$1,059		$1,008		$1,239
Ratio of earnings to fixed charges
Excluding interest on deposits	5.58	x	5.99	x	7.38	x	8.04	x	8.95	x	5.31	x
Including interest on deposits	4.10		4.47		5.23		5.88		6.24		3.96

(1)	As defined in Item 503(d) of Regulation S-K